UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K


[x] Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended December 31, 1999.

                                       or

[  ]     Transition Report Pursuant to Section 15(d) of  the Securities Exchange
         Act of 1934 for the transition period from __________ to __________.


Commission file number 000-26076


       SINCLAIR BROADCAST GROUP, INC. 401(K) PROFIT SHARING PLAN AND TRUST
                              (Full title of Plan)

                         SINCLAIR BROADCAST GROUP, INC.
                              10706 BEAVER DAM ROAD
                             COCKEYSVILLE, MD 21030
           (Name of issuer of the securities held pursuant to the Plan and address of its principal executive office)

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN AND TRUST
AS OF DECEMBER 31, 1999 AND 1998
INDEX
                                                                            PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                       1

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
   As of December 31, 1999 and 1998                                            2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
   For the Years Ended December 31, 1999 and 1998                              3

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
   December 31, 1999 and 1998                                                  4

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
   As of December 31, 1999                                                     7

                         SINCLAIR BROADCAST GROUP, INC.
                      401(K) PROFIT SHARING PLAN AND TRUST

                    ----------------------------------------

                              FINANCIAL STATEMENTS

                        AS OF DECEMBER 31, 1999 AND 1998

                            TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Trustees of Sinclair Broadcast Group, Inc.
401(k) Profit Sharing Plan and Trust:

We have audited the accompanying statements of net assets available for plan benefits of the Sinclair Broadcast Group, Inc. 401(k) Profit Sharing Plan and Trust (the Plan) as of December 31, 1999 and 1998, and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998, and the changes in its net assets available for plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ ARTHUR ANDERSEN LLP

Baltimore, Maryland
June 23, 2000

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 1999 AND 1998

                                                        1999             1998
                                                     -----------     -----------
ASSETS:

 Investments, at market value (participant
 directed)
   Legg Mason High Yield Portfolio                   $ 2,807,209     $ 2,389,838
   Legg Mason Investment Grade Income Fund             1,963,193       1,745,807
   Legg Mason Special Investment Trust                10,698,382       7,037,556
   Legg Mason Total Return Trust                       4,555,526       4,611,382
   Legg Mason U.S. Government Portfolio                1,077,064       1,179,605
   Legg Mason U.S. Government Money Market Portfolio   2,210,893       1,184,282
   Legg Mason Value Trust                             16,043,951       8,706,010
   Putnam International Growth Fund                    7,367,602       3,964,310
   Putnam New Opportunities Fund                      12,348,666       6,014,510
                                                     -----------      ----------
                                                      59,072,486      36,833,300
  Sinclair Broadcast Group, Inc. common stock, at
  market                                               1,278,047         583,745
  Cash equivalents                                        67,427           2,909
  Loans to participants                                1,776,072       1,342,641
  Receivables-
   Employee contributions                                207,902         461,558
   Employer matching contributions                     1,437,635       1,382,723
                                                     -----------     -----------
  Net assets available for plan benefits             $63,839,569     $40,606,876
                                                     ===========     ===========

The accompanying notes and schedules are an integral part of these statements.

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN AND TRUST

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 1999 AND 1998

                                                       1999               1998
                                                    -----------     ------------
ASSETS:

  Additions to net assets attributed to:
   Contributions-
    Employee                                        $ 6,621,564      $ 5,465,612
    Employer                                          1,437,635        1,382,723
    Rollover                                          9,340,337       12,632,144
    Interest and dividend income and forfeitures      4,018,657        1,374,978
    Realized and unrealized gains on investments      7,884,860        3,471,304
                                                    -----------      -----------
Total additions                                      29,303,053       24,326,761
                                                    -----------      -----------
  Deductions from net assets attributed to :
    Benefits paid to participants                     6,030,782        4,652,492
    Administrative expenses                              39,578           31,453
                                                    -----------      -----------
Total deductions                                      6,070,360        4,683,945
                                                    -----------      -----------
NET INCREASE                                         23,232,693       19,642,816
NET ASSETS AVAILABLE FOR PLAN BENEFITS:

  Beginning of year                                  40,606,876       20,964,060
                                                    -----------      -----------
  End of year                                       $63,839,569      $40,606,876
                                                    ===========      ===========

The accompanying notes and schedules are an integral part of these statements.

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN AND TRUST

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
DECEMBER 31, 1999 AND 1998

1. PLAN DESCRIPTION:

The Sinclair  Broadcast  Group,  Inc.  401(k) Profit Sharing Plan and Trust (the
Plan) was established with an effective date of January 1, 1989. The Plan is a participatory defined contribution plan covering substantially all employees of Sinclair Broadcast Group, Inc. (the Company) who have completed one year of credited service (1,000 hours) and are at least twenty-one years of age. Under the provisions of the Plan, the Company may make discretionary matching contributions. These matching contributions equaled 50% of the first 4% of the participant's salary reduction during 1999 and 1998. The 1998 matching contribution was made in the form of the Company's common stock. The 1999 matching contribution, includes a receivable as of December 31, 1999 and will be funded with the Company's common stock being contributed to the plan. The Company may also make additional discretionary contributions each year. There were no additional discretionary contributions during 1999 or 1998. During 1999, the Company acquired several companies, and certain employees of those companies acquired, rolled over their benefit plan account balances into the Plan.

Each participant's account is credited with the participant's contribution, the Company's matching contribution and their pro rata share of earnings on invested assets of the trust funds. Effective during 1996, participants may direct contributions in any of nine investment options. Participants are fully vested in their salary reduction amounts contributed to the Plan and related earnings. Under the provisions of the Plan, eligible employees become 20% vested in all other amounts credited to their account after two years of service, 40% vested after three years of service, 60% vested after four years of service, 80% vested after five years of service and are fully vested after six years of service.

Participants may elect one of several methods to receive their vested benefits including (a) a joint and survivor option whereby the employee receives a reduced monthly benefit during his/her lifetime and, upon death, the surviving spouse will receive a monthly benefit for his/her lifetime, (b) the purchase of a life annuity, (c) equal installments over a period of not more than the participant's assumed life expectancy (or participant's and participant's beneficiary's assumed life expectancy) at the time of distribution, or (d) a lump sum distribution. In the absence of such election by the participant, the method of distribution shall be determined by the Plan. Upon termination of employment before normal retirement, a lump sum distribution may also be made.

In addition, participants may borrow the lesser of $50,000 or one-half of their vested balance, with interest charged based on the prime rate at the time of borrowing. Interest income from these loans is treated as income to the Plan and is allocated with other earnings on investments.

Effective in 1998, an amendment to the Plan occurred which allows in-service distributions of salary deferred contributions upon attainment of age 59 1/2. Additionally, the amendment allows the withdrawal of after-tax and rollover contributions at any time.

In July 1999, the Company completed the acquisition of certain assets of Guy Gannett television broadcasting stations. In conjunction with this purchase, the assets of the Guy Gannett 401(k) were transferred into the Plan, effective November 16, 1999. All employees eligible to participant in the Guy Gannett 401(k) were automatically eligible to participate in the Plan.

Effective October 1, 1999, the recordkeeping function was transferred from EMJAY Corporation to Financial Administrative Services Corporation (FASCORP) and the plan was amended to increase participant deferrals up to a maximum of 20% of their salary.

In December 1999, the Company completed the sale of the majority of its radio division. As of December 31, 1999, plan assets related to those employees have not been transferred out of the Plan. The employees in those stations became fully vested in their employer contributions.

2. SIGNIFICANT ACCOUNTING POLICIES:

BASIS OF FINANCIAL PRESENTATION

The accompanying financial statements are presented on the accrual basis of accounting. Certain administrative expenses of the Plan are borne by the Company.

INCOME TAX STATUS

The Plan received a favorable determination letter dated March 26, 1996. This letter certifies that under its present form, the Plan is currently designed in compliance with the applicable requirements of the Internal Revenue Code.
Management believes that the Plan is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Plan is qualified for tax-exempt status, and the related trust was qualified as of the financial statement dates.

INVESTMENTS

Investments are stated at market value. As of December 31, 1999, all investments of the Plan are held by FASCORP (the Trustee), and are invested with Legg Mason Wood Walker Incorporated (Legg Mason) and Putnam Investments.

The accompanying Schedule of Assets Held for Investment Purposes represents a detailed listing of investments held by the Plan as of December 31, 1999.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from those estimates.

3. NEW ACCOUNTING PRONOUNCEMENT:

The Accounting Standards Executive Committee issued Statement of Position 99-3 Accounting for and Reporting of Certain Defined Contribution Benefit Plan Investments and Other Disclosure Matters (SOP) which eliminates the requirement for a defined contribution plan to disclose participant directed investment programs. The SOP was adopted for the 1999 financial statements and as such, the 1998 statements have been reclassified to eliminate the participant directed fund investment program disclosures.

4. PLAN TERMINATION:

Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of plan termination, participants will become 100% vested in their accounts.

                                                                      Schedule I

SINCLAIR BROADCAST GROUP, INC.
401(K) PROFIT SHARING PLAN AND TRUST

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1999

                                             NUMBER OF
       INVESTMENT/DESCRIPTION               UNITS/SHARES      COST             MARKET
---------------------------------------     ------------   -----------      -----------
Legg Mason High Yield Portfolio                186,898     $ 2,684,329      $ 2,807,209
Legg Mason Investment Grade Income Fund        200,735       1,981,701        1,963,193
Legg Mason Special Investment Trust            266,460       9,259,392       10,698,382
Legg Mason Total Return Trust                  242,961       4,788,441        4,555,526
Legg Mason U.S. Government Portfolio           108,575       1,090,750        1,077,064
Legg Mason U.S. Government Money Market
Portfolio                                    2,210,893       2,210,893        2,210,893
Legg Mason Value Trust                         213,152      14,080,822       16,043,951
Putnam International Growth Fund               248,235       5,851,611        7,367,602
Putnam New Opportunities Fund                  135,259       9,566,523       12,348,666
Sinclair Broadcast Group, Inc. Common
Stock                                          104,731         949,133        1,278,047
Cash equivalents                                    --          67,427           67,427
Loans (with interest rates from 6.25% to
10.50%)                                                      1,776,072        1,776,072
                                                           -----------      -----------
                                                           $54,307,094      $62,194,032
                                                           ===========      ===========

The accompanying notes are an integral part of this schedule.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    Sinclair Broadcast Group, Inc. 401(k) Profit
                                    Sharing Plan



Date:  June 28, 2000                /s/ David B. Amy
                                    ----------------
                                    David B. Amy
                                    Sinclair Broadcast Group, Inc.
                                    Plan Administrator

                                 EXHIBIT INDEX


Exhibit No.                         Exhibit
-----------                         -------
    23                              Consent of Independent Public Accountants